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FOIA CONFIDENTIAL TREATMENT REQUESTED BY

ELEVATE CREDIT, INC. PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

(Contact: Scott Lesmes, Morrison & Foerster LLP; Direct Dial Telephone: (202) 887-1585; Facsimile: (202) 887-0763)

January 14, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Benjamin Phippen, Office of Finance

Mike Volley, Office of Finance

Re:	Elevate Credit, Inc.

Form 10-K filed February 26, 2021

Form 10-Q filed November 5, 2021

File No. 001-37680

Dear Messrs. Phippen and Volley:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), we are providing this letter in response to the Staff’s comments communicated to Elevate in a letter dated December 21, 2021 (the “Comment Letter”). We have recited the comments contained in the Comment Letter and have set forth the Company’s response below the text of each comment.

FOIA Confidential Treatment Request

Confidential Treatment Requested by Elevate Credit, Inc. Pursuant to 17 C.F.R. §200.83

Page Two

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 14-Commitments, Contingencies and Guarantees, page 144

1.

We note your disclosure related to the materiality of your legal contingencies on page F-144. In accordance with ASC 450-20-50, please tell us, and revise future filings to disclose, the following information for your legal contingencies in the aggregate or individually:

•	The amount of range of reasonably possible losses in addition to amounts accrued; or

•	That reasonably possible losses cannot be estimated; or

•	That any reasonably possible losses in addition to the amounts accrued are not material to your financial statements.

Response:

In response to the Staff’s comment, set forth below is a summary of each of the Company’s legal contingencies disclosed under ASC 450-20, which includes the information requested by the Staff. We also advise the Staff that Elevate will include the information noted by the Staff in accordance with ASC 450-20-50 in all future filings beginning with its Form 10-K for the fiscal year ended December 31, 2021. In the course of preparing its Form 10-K, Elevate may decide to aggregate certain disclosures relating to its material contingencies in a manner consistent with ASC 450-20-50. In such case, the aggregate disclosures would be consistent with the information added to the individual disclosures provided below.

•

Think Finance Litigation Trust – As disclosed, Elevate provided for an accrual of $17 million based on preliminary settlement discussions that had occurred during the fourth quarter of 2020 and based on all the information known at the time of the filings. As of December 31, 2020, and September 30, 2021, no new information related to this legal matter had arisen which would have changed the contingent loss estimate accrual. Accordingly, the Company is unable to estimate any reasonably possible losses in addition to the amounts accrued. All disclosures also included the claimed loss amount of $246 million made by the Think Finance Litigation Trust. The Company believes it has valid defenses to the claim and at September 30, 2021, was preparing to defend itself against this claim at trial. [***** REDACTED *****]

•

District of Columbia – At the time of the filing of the Form 10-K for the fiscal year ended December 31, 2020, this case had been removed to federal court as it related to legal matters provided under national banking statutes. The case was remanded to

FOIA Confidential Treatment Request

Confidential Treatment Requested by Elevate Credit, Inc. Pursuant to 17 C.F.R. §200.83

Page Three

Superior Court in July 2021 and, at the time of the Form 10-Q filing for the quarter ended September 30, 2021, Elevate was monitoring the court docket and continued to prepare its case as it disagrees that it has violated any laws or regulations and intends to vigorously defend its position. As of December 31, 2020, and September 30, 2021, any reasonably possible losses were unknown and could not be estimated as the case remained in an early stage of development, the plaintiffs were seeking indeterminate and unspecified damages, and there were novel legal questions relevant to the proceedings. [***** REDACTED *****]

•

Washington State – On December 31, 2020, no amounts were accrued and in addition, no reasonable possible losses could be estimated which was further supported as Rise’s motion to dismiss was granted on January 12, 2021. The plaintiffs filed an amended complaint in June 2021 against Elevate and its subsidiaries, and a motion to dismiss was filed in July 2021 with the plaintiff’s response filed in September 2021. As of September 30, 2021, it was the opinion of management that a material loss was remote at this stage as Elevate had an initial favorable ruling granting Rise’s motion to dismiss with a similar fact pattern filed against Elevate in the amended complaint. Elevate disagrees that it has violated any state laws or regulations and is continuing to vigorously defend its position.

•

California – It is the opinion of management that the likelihood of material loss was remote as of September 30, 2021 and December 31, 2020. As noted in its Form 10-Q for the period ended September 30, 2021, the plaintiff’s claims were denied by the arbitrator and Elevate was the prevailing party in the arbitration. Elevate is seeking to confirm this judgment from the arbitrator and does not expect to incur any reasonably possible losses at this time.

Form 10-Q for the quarterly period ended September 30, 2021

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4- Variable Interest Entities, page 25

2.

Please provide us with and revise future filings to disclose quantitative information for each VIE including revenue, gross profit and net income. Refer to paragraphs 5A.d. and 2AA.d. of ASC 810-10-50 for guidance.

FOIA Confidential Treatment Request

Confidential Treatment Requested by Elevate Credit, Inc. Pursuant to 17 C.F.R. §200.83

Page Four

Response:

In response to the Staff’s comment, the below table summarizes the revenue, other costs of sales, gross profit, interest expense and net income for each of Elevate’s VIEs for the three and nine months ended September 30, 2021 and September 30, 2020. Elevate further advises the Staff that it will disclose the below information in accordance with ASC 810-10-50 in future filings. In the course of preparing its Form 10-K, Elevate may decide to aggregate certain disclosures relating to its VIEs. In such case, the aggregate disclosures would be consistent with the individual disclosures provided below.

The following table summarizes the operating results of the VIEs that are included within the Company’s Condensed Consolidated Statements of Operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	2021	2020
Elastic SPV, Ltd.
Revenue	$39,662	$36,071	$105,650	$136,023
Other cost of sales ($23,542, $26,277, $68,756 and $76,211, respectively, eliminates upon consolidation)	(34,923)	(30,133)	(91,471)	(117,475)

Gross profit	4,739	5,938	14,179	18,548

Interest expense	(4,177)	(5,222)	(12,286)	(16,267)
Net income	—	—	—	—
EF SPV, Ltd.
Revenue	$35,569	$25,707	$80,760	$98,731
Other cost of sales ($5,308, $17,803, $29,413 and $47,191, respectively, eliminates upon consolidation)	(32,644)	(23,015)	(73,539)	(89,876)

Gross profit	2,925	2,692	7,221	8,855

Interest expense	(2,544)	(2,319)	(6,177)	(7,619)
Net income	—	—	—	—
EC SPV, Ltd.
Revenue	$13,002	$2	$28,219	$2
Other cost of sales ($3,851, ($21), $8,724 and ($21), respectively, eliminates upon consolidation)	(11,774)	—	(25,207)	—
Gross profit	1,228	2	3,012	2

Interest expense	(1,044)	—	(2,513)	—
Net income	—	—	—	—

3.

Please provide us with and revise future filings to include an enhanced description of the terms of the arrangements with each VIE, including how the credit premium you receive is calculated. Please also provide us with and enhance future filings to better describe the purpose for which each VIE was created from the perspective of both the Company and third-party investors. Refer to ASC 810-10-50-5A.d. for guidance.

FOIA Confidential Treatment Request

Confidential Treatment Requested by Elevate Credit, Inc. Pursuant to 17 C.F.R. §200.83

Page Five

Response:

In response to the Staff’s comment, the Company advises the Staff that the credit default protection premium is calculated pursuant to the Credit Default Protection Agreements filed publicly with the SEC as Exhibits 10.7, 10.8, 10.15 and 10.16 to Elevate’s Form 10-K for the Fiscal Year Ended December 31, 2020 for the two largest of the VIEs. The agreement for the third VIE has not been publicly filed as the Company determined that is was not material to its financial statements as of the latest filing date.

The calculation is defined as the “excess (if any), of the sum of (i) all Realized Losses incurred by the SPV on account of the Participation Interests during such calendar month, plus (ii) all Servicing Fees, Participation Fees and Purchase Premiums incurred by the SPV pursuant to the Participation agreement during such calendar month, plus (iii) any and all other expenses, plus (iv) the Fixed Return for such calendar month, plus (v) any Taxes incurred by the SPV for such calendar month, plus (vi) the Agent Fee, Maintenance Fee and the debt holder fee, less the Participation Percentage of the Finance Charge Receivables received or accrued by the SPV on account of the Participation Interests during such calendar month.” The calculations are the same for all of our VIEs.

As indicated in our filings, each VIE entity was formed by third-party investors for the purpose of purchasing loan participations from third-party bank lenders, and as such, a separate SPV has been formed for each program associated with each third-party bank lender. Each SPV obtains debt financing from specific investment funds, which vary by each program and which allows the SPV to purchase the loan participations from each third-party bank lender and has a different interest rate return for the investment funds. The separation of the SPVs by program provides more flexibility to the third-party bank lender and third-party investors as each program can be negotiated and tailored to the objectives of each party.

Elevate respectfully advises the Staff that it will revise its disclosures to include the above information in future filings.

4.

Please tell us in detail why you do not recognize a non-controlling interest related to the ownership interests in the VIE. In future filings, please clearly disclose which entity receives the expected losses and expected residual returns.

FOIA Confidential Treatment Request

Confidential Treatment Requested by Elevate Credit, Inc. Pursuant to 17 C.F.R. §200.83

Page Six

Response:

In response to the Staff’s comment, Elevate does not recognize any non-controlling interests on any ownership interests in its VIEs due to the entities having no GAAP net income or loss as all residual profits and losses are paid or recovered by an Elevate subsidiary in accordance with the terms of the credit default protection agreement and any share equity held is minimal and below Elevate’s disclosure thresholds.

Elevate respectfully advises the Staff that it will revise its disclosures to include the above information in future filings.

If you have further questions, please call me at (202) 887-1585 or email me at slesmes@mofo.com.

Sincerely,

Scott Lesmes

cc:	Chad Bradford, Elevate Credit, Inc.

Nelda Bruce, Elevate Credit, Inc.

Brandon Parris, Esq., Morrison & Foerster LLP